Exhibit 99.1

Azure Power Wins its First 150 MW ISTS Hybrid Power Project with SECI

New Delhi, November 11, 2021: Azure Power (NYSE: AZRE) announced that it has received the letter of award (LOA) for its first 150 MW ISTS connected wind–solar hybrid power project with Solar Energy Corporation of India (SECI) to supply power for 25 years at a fixed tariff of INR 2.35 (~US 3.2 cents) per kWh. The project is part of the 1,200 MW ISTS Hybrid Tranche – IV tender from SECI and will entail setting up of 100 MW of solar and 50 MW of wind capacity within a period of 18 months from the signing of Power Purchase Agreement (PPA).

Speaking on this occasion, Ranjit Gupta, MD and CEO, Azure Power said, “Following up on our first wind project win, we have secured yet another important milestone with our first solar-wind hybrid project with SECI. We have taken steps to develop large wind sites and this project, along with the wind project we announced earlier, will be built as part of that development. With this win, we are confident of maximising our growth potential with the remarkable opportunities that we have in the Indian renewable energy market.”

It may be noted that the LOA is currently subject to the final decision of the Hon’ble High Court of Delhi at New Delhi in the writ petition filed by Renew Ushma Energy Pvt Ltd Vs SECI & others in the matter of e-Reverse auction in the tender.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com